Stradley Ronon Stevens & Young, LLP
1250 Connecticut Avenue, N.W., Suite 500
Washington, D.C. 20036
Telephone  202-822-9611
Fax  202-822-0140
www.stradley.com

Peter M. Hong, Esq.
(202) 419-8429
phong@stradley.com

December 14, 2012

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549-9303

Attention:  Mr. James E. O’Connor, Esquire

Re:	Nationwide Mutual Funds
File Nos. 811-08495 and 333-40455

Dear Mr. O’Connor:

On behalf of Nationwide Mutual Funds (the “Registrant”) and its series the Nationwide Core Plus Bond Fund (the “Fund”), below you will find the Registrant’s responses to the comments conveyed by you on October 30, 2012, with regard to Post-Effective Amendment No. 132 (the “Amendment”) to the Registrant’s registration statement on Form N-1A.  The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 14, 2012, pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”).

Below we have provided your comments and the Registrant’s response to each comment.  These responses will be incorporated into a post-effective amendment filing to be made pursuant to Rule 485(b) of the Securities Act.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

U.S. Securities and Exchange Commission

Prospectus

Fund Summary: Fees and Expenses

1.
Comment:  Footnote 2 to the Fees and Expenses Table states that “[t]he expense limitation agreement may be changed or eliminated at any time but only with the consent of the Board of Trustees of the Trust.”  Please inform us whether the Board has any expectation that it may consent to changing or eliminating the agreement during the one-year period following the effective date of the registration statement.

Response:  At this time, the Registrant does not anticipate any changes to (including elimination of) the agreement and is not aware of any Board plans to change or eliminate the agreement during the one-year period following the effective date of the registration statement.

Fund Summary: Principal Investment Strategies

2.	Comment: We believe it would be helpful to investors if the term “core plus” were explained.

Response:  The Registrant respectfully declines to accept this comment, as the term “core plus” is not subject to Rule 35d-1 under the 1940 Act, and the Fund is not required to explain the meaning of the term “core plus.”  Additionally, the Registrant believes that the following disclosure, found at the end of the “Principal Investment Strategies” section, succinctly explains the Fund’s core plus strategy:

The Fund is designed to provide a diversified portfolio of different types of fixed-income securities. However, in contrast to a typical core bond strategy, the Fund also invests a portion of its assets in fixed-income securities, such as high-yield bonds, that carry higher risks, but which potentially offer high investment rewards.

3.
Comment:  The prospectus states that “the Fund invests at least 80% of its net assets in fixed-income securities.”  Unless the Fund has a policy to not leverage, please add “plus the amount of any borrowings for investment purposes.”  See Rule 35d-1(d)(2).

Response:  The Registrant respectfully declines to revise the disclosure as requested as the Fund does not intend to engage in any borrowings for investment purposes.  Therefore, the inclusion of the additional language could mislead investors into believing that the Fund intends to engage in borrowing for investment purposes as a principal investment strategy. Additionally, the Registrant notes that Form N-1A dictates (at Instruction 3 to Item 9) that “[a]

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negative strategy (e.g., a strategy not to invest in a particular type of security or not to borrow money) is not a principal investment strategy.”

4.
Comment:  Please identify the “instruments that have debt-like characteristics.”  Does this term include derivatives?  If the Fund may implement its strategies through the use of derivatives, please consider the Staff observations concerning derivatives disclosure set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010.  See http://www.sec.gov/divisions/investment/guidance/ici073010.pdf.

Response: Derivatives are not part of the Fund’s principal investment strategies.   Thus, the SEC Derivatives Letter is not applicable to the Fund.

5.
Comment:   Please clarify the extent, if any, to which the Fund will invest in international securities, including emerging market securities.  Depending on the extent to which the Fund may invest internationally, please explain to us how this strategy is consistent with the term “core bond fund.”  In addition, please provide the appropriate risk disclosure.

Response:  The Fund does not invest in international securities as a principal investment strategy.

6.
Comment:  Core bond funds are generally well diversified across the U.S. investment-grade bond market, which includes U.S. government, corporate, agency, and mortgage-related bonds.  Please disclose how much of the Fund’s 80% portfolio will be invested in securities rated in the lowest investment grades.  If this 80% is not well diversified in terms of ratings, please explain how the Fund’s name is not misleading.

Response:  The Registrant respectfully disagrees with any notion that a core bond fund is required to be diversified across different investment-grade ratings.  The fact that core bond funds are typically diversified across the investment-grade bond market such as U.S. government, corporate, agency and mortgage related bonds does not mean that they are required to be diversified in terms of the different investment-grade ratings.  The Registrant respectfully submits that because the Fund’s investments will be diversified among investment-grade corporate bonds, U.S. government securities, and mortgage-backed securities, the Fund falls well within the typical understanding of a core bond fund.  Moreover, the only portion of the Fund’s name that is subject to Rule 35d-1 is the term “bond,” which is clearly satisfied by the Fund’s 80 percent investment policy with respect to “fixed-income securities,” as defined in the prospectus.  Finally, because the Fund is not subject to any requirement to invest a specific portion of the Fund’s portfolio in the lowest investment-grade, the Registrant respectfully submits that any disclosure regarding the allocation of the Fund’s portfolio to a

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particular investment-grade rating at a point in time may be misleading to investors.

7.	Comment: Disclose the extent to which the Fund will invest in preferred stocks and convertible bonds. Are they also included in the “plus” part of the strategy?

Response:  The Registrant does not believe that it would be appropriate or practical to specify the current or anticipated percentage of Fund assets allocated to preferred stocks and convertible bonds. As disclosed in the Fund’s prospectus, preferred stocks and convertible bonds are among the securities in which the Fund will invest at least 80% of its net assets.  The Fund may also potentially invest in preferred stocks and/or convertible bonds that are below-investment grade, and fall within the Fund’s permissible investment of 20% of its assets in non-investment grade securities.

8.
Comment: The maturity and duration ranges indicate that it would be helpful to describe the Fund as an intermediate-term bond fund.  In addition, the upper ends of these ranges will create very high price sensitivity to changes in the yields of the Fund’s bonds.  Please provide the appropriate risk disclosure.

Response:  The Registrant has amended the “Interest rate risk” disclosure on page 3 of the prospectus in order to address duration risk, such that it now reads as follows (underlined text added):

Interest rate risk – generally, when interest rates go up, the value of fixed-income securities goes down. Prices of longer-term securities generally change more in response to interest rate changes than prices of shorter term securities. To the extent a Fund invests a substantial portion of its assets in fixed-income securities with longer-term maturities, rising interest rates are more likely to cause the value of the Fund’s investments to decline significantly.

Fund Summary: Principal Risks

9.
Comment: Please disclose the risk of the Fund’s intermediate duration strategy.  Please also provide an illustration of duration risk, e.g., if rates go up by one percentage point, the price of a bond with a duration of seven years will move down by seven percent.

Response:  The Registrant has revised the “Interest rate risk” section on page 7 of the Prospectus to include the following illustration of duration risk:

Duration – the duration of a fixed-income security estimates how much its price is affected by interest rate changes.  For example, a duration of five years means the price of a fixed-income security will change approximately 5% for every 1% change in its yield.

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Thus, the higher a security’s duration, the more volatile the security.

10.
Comment:  The description of interest rate risk is generic and insufficient given the Fund’s duration strategy in the context of the current extended bull market.  Please be more specific about the extent of possible losses in the Fund’s portfolio given the Fund’s intermediate maturity and duration strategy in the current interest rate environment.

Response: The Registrant respectfully declines to accept this comment, as it believes it would be inappropriate and impractical to make an assessment of current bond market conditions in a prospectus that is updated annually.

11.
Comment:  The final paragraph of this section states that “[i]f the value of the Fund’s investments goes down, you may lose money.”  Please explain use of the word “may” instead of “will.”  Is it because you only lose money if you actually redeem and realize the loss?

Response:  The Registrant respectfully declines to make any changes.  Item 4(b)(1)(i) of Form N-1A requires a summary of the principal risks of investing in the Fund and also disclosure that loss of money is a risk of investing in the Fund, in that order.  Item 4(b)(i) does not require that the Registrant use the specific words suggested in the comment.

How the Fund Invests: Principal Investment Strategies

12.
Comment: The typical core bond fund is diversified across investment grade ratings.  Please confirm that this is the case with respect to 80% of the Fund’s portfolio.  If the Fund is not so diversified, please explain to us how it can be described as a core bond fund.

Response:  The Registrant respectfully disagrees with any notion that a core bond fund is required to be diversified across different investment-grade ratings.  The fact that core bond funds are typically diversified across the investment-grade bond market such as U.S. government, corporate, agency and mortgage related bonds does not mean that they are required to be diversified in terms of the different investment-grade ratings.  The Registrant respectfully submits that because the Fund’s investments will be diversified among investment-grade corporate bonds, U.S. government securities, and mortgage-backed securities, the Fund falls well within the typical understanding of a core bond fund.  Moreover, the only portion of the Fund’s name that is subject to Rule 35d-1 is the term “bond,” which is clearly satisfied by the Fund’s 80 percent investment policy with respect to “fixed-income securities,” as defined in the prospectus.

U.S. Securities and Exchange Commission

How the Fund Invests: Principal Risks

13.	Comment: In the description of “Credit Risk,” please disclose how much of the Fund’s 80% portfolio will be in medium-grade securities.

Response:  The Fund’s 80% portfolio is allocated to investment-grade securities, which include medium-grade securities.  The Fund is not required to disclose with greater specificity its allocations to narrower ranges of investment grades.  The Registrant therefore respectfully declines to accept this comment.

Fund Management: Subadvisers

14.	Comment: This section refers to “each subadviser.” This Fund currently has only one subadviser. Does the adviser intend to add additional subadvisers? Please explain.

Response:  While the Fund currently has only one subadviser, and has no intention at present to add additional subadvisers, the Fund may do so without seeking shareholder approval.  The Fund may be operated under a multi-manager structure, as noted on page 21 of the Prospectus, including the following disclosure:

The Adviser and the Trust have received an exemptive order from the U.S. Securities and Exchange Commission for a multi-manager structure that allows the Adviser to hire, replace or terminate a subadviser (excluding hiring a subadviser which is an affiliate of the Adviser) without the approval of shareholders.

Fund Management: Portfolio Management

15.	Comment: This section states that Mr. Bellamy is primarily responsible for managing the “Fixed Income Portfolio.” Does this mean the Fund? This is not the “Fixed Income Portfolio Fund.”

Response:  The Registrant has revised this section to clarify that Mr. Bellamy is primarily responsible for “the day-to-day management of the Fund.”

Investing with Nationwide Funds: Reduction and Waiver of Class A Sales Charges

16.
Comment:  Please describe any information or records, such as account statements, that it may be necessary for a shareholder to provide to the Fund or his or her financial intermediary in order to verify his or her eligibility for a breakpoint discount.  See Item 12(a)(4)(i) of Form N-1A.  Please inform us about any efforts that the Fund makes to ascertain whether investors have received the breakpoint discounts to which they are entitled.

U.S. Securities and Exchange Commission

Response:  The Registrant respectfully submits that the prospectus currently includes the disclosure required by Items 12(a)(4) and (5) of Form N-1A on page 10 of the Prospectus.  Specifically, the disclosure states as follows:

In order to obtain a sales charge reduction, you may need to provide your financial intermediary or the Fund’s transfer agent, at the time of purchase, with information regarding shares of the Fund held in other accounts which may be eligible for aggregation.  Such information may include account statements or other records regarding shares of the Fund held in (i) all accounts (e.g., retirement accounts) with the Fund and your financial intermediary; (ii) accounts with other financial intermediaries; and (iii) accounts in the name of immediate family household members (spouses and children under 21).  You should retain any records necessary to substantiate historical costs because the Fund, its transfer agent and financial intermediaries may not maintain this information.  Otherwise, you may not receive the reduction or waiver.  See “Reduction of Class A Sales Charges” and “Waiver of Class A Sales Charges” below and “Reduction of Class A Sales Charges” and “Additional Information on Purchases and Sales” in the SAI for more information.  This information regarding breakpoints is also available free of charge at www.nationwide.com/mutual-funds-sales-charges.jsp.

Investing with Nationwide Funds: Revenue Sharing

17.
Comment:  This section states, “Notwithstanding the revenue sharing payments described above, the Adviser and all subadvisers to the Trust are prohibited from considering a broker-dealer’s sale of any of the Trust’s shares in selecting such broker-dealer for the execution of Fund portfolio transactions, except as may be specifically permitted by law.”  What law is referred to by this statement that trumps Rule 12b-1?  See Release No. IC-26591 (Oct. 14, 2004).  Delete this phrase.

Response:  The Registrant has deleted the phrase “except as may be specifically permitted by law,” as requested.

Investing with Nationwide Funds: Fair Value Pricing

18.	Comment: In the last sentence of the first paragraph of this section, add the phrase “and approval” before “of the Board of Trustees.”

Response:  The Registrant has added the phrase “and approval,” as requested.

U.S. Securities and Exchange Commission

Investing with Nationwide Funds: Monitoring of Trading Activities

19.
Comment:  In this section, please mention the requirements of Rule 22c-2 regarding shareholder information agreements.  Investors should be informed that their taxpayer IDs and a record of their transactions may be turned over to the Fund by their broker upon request of the Fund.

Response:  This section has been revised to add the following disclosure:

Further, in compliance with Rule 22c-2 under the Investment Company Act of 1940, as amended, Nationwide Funds Group, on behalf of the Fund, has entered into written agreements with the Fund’s financial intermediaries, under which the intermediary must, upon request, provide the Fund with certain shareholder identity and trading information so that the Fund can enforce its market timing policies.

Statement of Additional Information

Additional Information on Portfolio Instruments, Strategies and Investment Policies: Additional Portfolio Instruments and Strategies Applicable to the Fund

20.
Comment:  In this section, under “Zero Coupon Securities, Step-Coupon Securities, Pay-In-Kind Bonds (‘PIK Bonds’) and Deferred Payment Securities,” please explain to us the extent to which the Fund will invest in original issue discount bonds and other deferred payment instruments.

Response:  Although the Fund may invest in the referenced instruments, none are principal securities of the Fund.  The Registrant believes it is unnecessary to quantify the extent of the Fund’s investment in securities or instruments that are not part of the principal investment strategies of the Fund.

21.
Comment:  The first paragraph under “Derivative Instruments” on page 20 states, “The Fund may use derivatives as a substitute for taking a position in a security, a group of securities or a securities index as well as for hedging purposes.  The Fund may also use derivatives for speculative purposes to seek to enhance returns.”  There was no mention of the Fund investing in derivatives in the prospectus.  Please explain.  Are such investments a principal investment strategy?  The Division of Investment Management has made a number of observations about derivative-related disclosure by investment companies by means of a letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010.  Please review the observations in that letter and, if they are

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applicable to the Fund, please include disclosure in the prospectus about the Fund’s use of derivatives that is consistent with these observations.

Response:  Derivatives are not part of the Fund’s principal investment strategies.  Thus, the SEC Derivatives Letter is not applicable to the Fund.

22.
Comment:  The first paragraph on page 21 states, “The Fund is operated by a person who has claimed an exclusion from the definition of the term ‘commodity pool operator’ under the Commodity Exchange Act (CEA) and, therefore, is not subject to registration or regulation as a commodity pool operator under the CEA.”  We do not understand this statement.  The Commodity Futures Trading Commission, on February 9, 2012, adopted amendments to Rule 4.5 under the Commodity Exchange Act of 1974 that curtailed the ability of advisers of registered investment companies to claim an exemption from registration as a commodity pool operator.  Because the Fund’s registration was filed after the April 24 effective date of the Rule 4.5 amendments, the filing would have triggered a requirement for the adviser to register unless the adviser has filed a request for no-action relief to extend the effective date to December 31, 2012.  See CFTC No-Action Letter No. 12-03 (July 10, 2012).  Does the Fund satisfy the de minimis threshold for exemption or the “bona fide hedging” exclusion?  Please explain this statement.

Also, this reads as though the Fund would have to register as a commodity pool operator.  Instead, it is the adviser that would have to register.  Please clarify.

Response:   Please note that the quoted disclosure accurately reflects the requirement in CFTC Rule 4.5(c)(2)(i) which requires a fund to “disclose in writing to each participant, whether existing or prospective, that that the qualifying entity is operated by a person who has claimed an exclusion from the definition of the term ‘commodity pool operator’ under the Act and, therefore, who is not subject to registration or regulation as a pool operator under the Act. (emphasis added)”  The “qualifying entity,” as set forth in CFTC Rule 4.5(b), is the registered investment company or the Fund, in this case.  In addition, the CFTC has traditionally taken the position that a registered investment company fell within the statutory definition of commodity pool operator and thus provided an exclusion for a registered investment company from the definition of commodity pool operator.  This is clearly evidenced by CFTC Rule 4.5(a) which lists the persons that are excluded from the definition of commodity pool operator.  As you will see, the first on the list is a registered investment company.  CFTC Rule 4.5(a) does not list an investment adviser to a registered investment company.  While we agree that the CFTC, in adopting the amendments to Rule 4.5 stated that to the extent a registered investment company could not meet the trading and marketing restrictions, the investment adviser could register as the commodity pool operator, that was an accommodation to industry comments and not a determination that registered investment company is no longer deemed to be

U.S. Securities and Exchange Commission

the operator.  Again, we note that Rule 4.5, as amended, does not include the term “investment adviser” when listing the persons that may claim exclusion from the definition of commodity pool operator.  Based on the foregoing, it is appropriate for Nationwide Mutual Funds to claim the exclusion from the definition of commodity pool operator with respect to the Fund.  While we acknowledge that some investment advisers to registered investment companies have now begun to claim the Rule 4.5 exclusion, this is not required by the terms of Rule 4.5.  In fact, the National Futures Association, the futures industry self-regulatory organization authorized by the CFTC, has stated its preference that 4.5 claims previously filed by registered investment companies not be transferred to their investment advisers.

The Registrant will claim the Rule 4.5 exclusion with respect to Fund, which means that the Fund will meet all conditions of the rule, including the de minimis trading threshold.

23.
Comment:  On page 31, in the section “Lending Portfolio Securities,” please also disclose that the Fund’s lending of its securities and making of any other loans are subject to the continuing 300% asset coverage requirement of Section 18(f)(1).  It may be clarified that the collateral that the Fund receives may be included in calculating the Fund’s total assets in determining whether the Fund has loaned more than one-third of its assets.  See The Brinson Funds, SEC No-Action Letter (Nov. 25, 1997).

Response:  The Registrant respectfully submits that the requested disclosure currently appears on page 31 of the SAI.  The following sentence appears in the first full paragraph:

In addition, the Fund may not have on loan securities representing more than one-third of its total assets at any given time.  The collateral that the Fund receives may be included in calculating the Fund’s total assets.

24.
Comment:  On page 34, the section “Exchange Traded Funds” states, “The Fund may invest in exchange-traded funds (‘ETFs’).  ETFs are regulated as registered investment companies under the 1940 Act.”  Does the Fund need an acquired fund fees and expenses line item in the fee table?

Response:  To the extent the Fund’s investment in exchange-traded funds results in acquired fund fees and expenses that exceed 0.01 percent of the average net assets of the Fund, the Fund will include a sub-caption in the Fees and Expenses table for acquired fund fees and expenses.  Otherwise, pursuant to Instruction 3(f)(i) to Item 3 of Form N-1A, the Registrant will include such fees and expenses under “Other Expenses.”

U.S. Securities and Exchange Commission

Investment Restrictions

25.	Comment: In the third paragraph on page 36, please correct the first bullet to reflect the concentration limit applicable to open-end funds:

Purchase the securities of any issuer if, as a result, more than 25% (taken at current value) of the Fund’s  net assets would be invested in the securities of issuers, the principal activities of which are in the same industry.

See Instruction 4 to Item 9(b)(1) of Form N-1A.  In our view, a shareholder vote is not required to make this correction, despite the fact that it is a fundamental policy being corrected.  Changing the concentration policy by making it more narrow is not a “deviation” under Section 13(a)(3) of the 1940 Act.

Response:  The Registrant respectfully submits that the stated concentration policy is consistent with long-standing SEC Staff statements.  In particular, the SEC Staff has stated, “We have taken the position that a fund is concentrated if it invests more than 25% of the value of its total assets in any one industry.”  The First Australia Fund, Inc., SEC No-Action Letter (July 29, 1999) (citing Investment Company Act Release No. 9011 (Oct. 30, 1975)).

26.	Comment: In the third paragraph on page 37, please revise the first sentence as follows:

The Fund has adopted a non-fundamental policy, as required by Rule 35d-1 under the 1940 Act, to invest, under normal circumstances, at least 80% of the Fund’s net assets plus the amount of any borrowings for investment purposes in the type of investment suggested by the Fund’s name (“80 Percent Policy”).

See Rule 35d-1(d)(2).  We note that the Fund’s investment policies do not restrict its ability to borrow for investment purposes.

Response:  The Registrant respectfully submits that the requested disclosure currently appears in the first paragraph on page 37.  The last sentence states, “For purposes of the 80 Percent Policy, 80% of the Fund’s net assets shall mean 80% of the Fund’s net assets plus the amount of any borrowings for investment purposes.”

U.S. Securities and Exchange Commission

Trustees and Officers of the Trust

27.
Comment:  Although we note that it is a proxy requirement (Item 22(b)(15)(ii)(A)), rather than a Form N-1A requirement, we believe that disclosing whether the Fund has a formal diversity policy regarding the nomination of Trustees would be useful information for shareholders.

Response:  The Fund does not have such a formal diversity policy, and the Registrant respectfully declines to accept the recommendation, as the Registrant would rather not add disclosure that is not called for by Form N-1A.

Additional Information

28.	Comment: Is the section “Investments in non-U.S. REITS” on page 77 relevant to the Fund? There is no other mention of REITs or REMICs in this registration statement.

Response: The Registrant has confirmed that the Fund does not invest in non-U.S. REITs, and has deleted the section “Investments in non-U.S. REITs.”

U.S. Securities and Exchange Commission

In connection with the Registrant’s responses to the SEC Staff’s comments on the Amendment, as requested by the Staff, the Registrant acknowledges that:  (i) the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (202) 419-8429 or Cillian M. Lynch at (202) 419-8416, if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,

/s/ Peter M. Hong
Peter M. Hong, Esquire

cc:           Allan J. Oster, Esquire
Barbara A. Nugent, Esquire
Prufesh R. Modhera, Esquire
Cillian M. Lynch, Esquire